Exhibit 3.1

bleuacacia ltd
(the "Company")

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF THE COMPANY LOCATED AT 500 FIFTH AVENUE, NEW YORK, NEW YORK 10110, UNITED STATES OF AMERICA, ON 19 MAY 2023 AT 10:00AM (EASTERN TIME)

The Chairman and Secretary at the Extraordinary General Meeting of the Company held on 19 May 2023 (the "Meeting"), hereby certify that this is a true extract of the minutes of the Meeting:.

1	Proposal No. 1 – The Extension Amendment Proposal

RESOLVED, as a special resolution that:

a)	Article 49.5 of bleuacacia’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.5:

“49.5
Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he votes on such proposed Business Combination, and if he does vote, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”

b)	Article 49.7 of bleuacacia’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“49.7	(a) In the event that the Company does not consummate a Business Combination by the later of:

(i) August 22, 2023 (or February 22, 2024, if applicable and if the procedures under the provisions of Article 49.7(b) are followed); or

(ii) such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason (in any of the previous cases described in Article 49.7(a)(i) or (ii), such date being referred to as the “Termination Date”), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish the Members’ rights of the holders of Public Shares as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

(b) Notwithstanding the foregoing or any other provisions of these Articles, in the event that the Company has not consummated a Business Combination within twenty-one (21) months from the consummation of the IPO pursuant to Article 49.7(a)(i) hereof, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the date that is twenty-one (21) months."

c)	Article 49.8 of bleuacacia’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8:

“49.8 If any amendment is made:

(a) to the Articles that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company:

(i) has not consummated an initial Business Combination within twenty-one (21) months after the date of the closing of the IPO (or up to twenty-seven (27) months, if applicable and if the procedures under the provisions of Article 49.7(b) are followed); or

(ii) such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reasons; or

(b) to any other provisions of these Articles relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

Proposal No. 2 – The Redemption Limitation Amendment Proposal

RESOLVED, as a special resolution that:

a)	Article 49.2(b) of bleuacacia’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.2(b):

"provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

2	Voting

The resolutions referenced above were put to the meeting.

The Chairman declared that the resolutions referenced above were carried.

3	Termination of Meeting

There being no further business the Meeting was concluded.

/s/ Jide Zeitlin	/s/ Tom Northover
Chairman	Secretary